Hennessy Funds Trust 7250 Redwood Boulevard Suite 200 Novato, California 94945

February 8, 2017

Via EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Hennessy Funds Trust (File No. 333-215503) Registration Statement on Form N-14 Filed on January 10, 2017 and amended on February 8, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Hennessy Funds Trust, hereby requests that the above-referenced Registration Statement on Form N-14 be declared effective on February 9, 2017 or as soon as is practicable thereafter.  For purposes of Rule 461, there is no underwriter.

Very truly yours,

HENNESSY FUNDS TRUST

By:    /s/ Teresa M. Nilsen
Teresa M. Nilsen
Executive Vice President